July 9, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attention:  Gregory Dundas, Esq.

Re:	Green Dot Corporation
Registration Statement on Form S-1
Filed February 26, 2010
File No. 333-165081
Ladies and Gentlemen:
          On behalf of Green Dot Corporation (the “Company”), we are transmitting herewith Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (File No. 333-165081) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 8, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5.
Recent Developments, page 4:
1.	Revise this section to explain the impact of the “adjustments to the terms” under which Green Dot-branded cards are sold at Walmart stores on your expenses and revenues from the Green Dot-branded card program at Walmart.
          The Company has removed from the Registration Statement the sentence referenced above. As discussed with the Staff on July 8, 2010, following the filing of Amendment No. 4 to the Registration Statement, the Company reconsidered its disclosure of the trial program under which it is selling its Green Dot-branded cards in the context of its other disclosures, including its planned disclosures in Amendment No. 5, and decided to remove such disclosure

Securities and Exchange Commission
July 9, 2010

because the adjustments to the terms of the trial program were not material and the Company believed the disclosure would unnecessarily complicate the other disclosures the Company intended to make in Amendment No. 5. Further, the Company respectfully submits that, because the trial program is in its early stages, the Company is currently unable to provide meaningful disclosure about its impact on the Company’s expenses and revenues.
Risk Factors, page 11
2.	Noting the significant revisions to your contract with Walmart, including a number of provisions that allow Walmart to terminate the agreement, consider adding a risk factor to address the impact of these provisions. Alternatively, please address how management concluded that its disclosure fully communicates the risks faced by an investor in your shares.
          As discussed with the Staff on July 8, 2010 and in light of the Staff’s comment, the Company has added on page 77 a detailed summary of the termination rights under its contract with Walmart and supplemented its disclosure in the first risk factor on page 13 with specific discussion of those termination rights.
          Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350.
          Thank you for your assistance.

Very truly yours,

/s/ William L. Hughes

William L. Hughes

cc:	John C. Ricci, Esq.
John L. Keatley
Green Dot Corporation

William V. Fogg, Esq.
Daniel O’Shea, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Laird H. Simons III, Esq.
James D. Evans, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041